Exhibit 20.1

222 Lakeview Avenue, Suite 1500, West Palm Beach, FL 33401

NEWS RELEASE

TODHUNTER INTERNATIONAL, INC., ANNOUNCES FINANCIAL RESULTS

FOR FISCAL 2003 THIRD QUARTER AND NINE MONTHS ENDED JUNE 30, 2003

WEST PALM BEACH, FLORIDA—August 14, 2003—Todhunter International, Inc. (AMEX: THT), a leading distiller of rum and brandy, and importer and marketer of premium branded spirits, today reported financial results for fiscal 2003 third quarter and nine months ended June 30, 2003.

Net sales for fiscal 2003’s third quarter were $23,087,731 compared with $25,933,310 reported for fiscal 2002’s third quarter. Gross profit was $8,064,736 compared to $8,644,167 in the same period last year and third-quarter net income was $1,892,432, or $0.34 per diluted share, compared with net income of $1,754,946, or $0.31 per diluted share, one year ago.

For the nine-month period, net sales were $65,876,955 versus $72,744,888 in the comparable period last year. Gross profit for the nine-month period was $21,453,113 compared to $23,342,157  and net income for the nine-month period was $1,828,042 compared to net income of $4,970,535 reported for last year’s nine-month period. Net income per diluted share was $0.32 versus earnings per diluted share of $0.88 a year ago.

Commenting on the results, Jay S. Maltby, Chairman and Chief Executive Officer said, “Although net sales, gross profit and operating income for the nine-month period were primarily affected by decreased volume in our bottling operations, we have recently implemented a plan to consolidate our bottling operations to increase efficiencies and reduce overhead in the future.  We expect to realize cost savings beginning in the first quarter of fiscal 2004, with these cost savings increasing in the second, third and fourth quarters of fiscal 2004.  Also affecting our operating results was an increase in selling and marketing expenses related to our Cruzan Rum brand as we continue to invest aggressively in our brand promoting activities.  We feel the continued investment in our marketing activities is warranted based on our continued success in growing the Cruzan Rum brand.”

The Chairman also reported that, “Due to the retirement of our former Chairman and Chief Executive Officer, and our former Chief Financial Officer, the Company recorded a one-time charge of approximately $1.5 million before income taxes during the first quarter of fiscal 2003, and approximately $0.2 million during the third quarter of fiscal 2003, respectively.”

For purposes of providing relevant information to investors, management considers the following factors to be important in comparing the results of operations with the prior year: in 2002, net sales included $1.9 million of bulk tequila sales, and $1.2 million of new Cruzan ready-to-drink products.  These sales are considered by management to be non-recurring.  Also, as discussed above, the Company recorded approximately $1.7 million in one-time charges related to the retirement of certain executive officers.

Todhunter International, Inc., is a major supplier of rum, brandy and wine to the beverage alcohol industry. The Company also produces vinegar, other alcohol-related products and handcrafted ultra-premium single-barrel aged rums and tropical rums. Todhunter produces and distributes the Cruzan line of rums from the Virgin Islands.

Statements contained in this press release, other than historical facts, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Todhunter intends that such forward-looking statements shall be subject to the safe harbors created thereby. These statements involve various risks and uncertainties, including without limitation those contained in the section entitled “Forward-Looking Statements” in Todhunter’s Annual Report on Form 10-K for the fiscal year ended September 30, 2002. As a result, future results may differ materially from the expected results represented by the forward-looking statements contained in this press release.

Contact:	Jay S. Maltby, Chairman and Chief Executive Officer
William J. Viggiano, Controller
(561) 655-8977

—Financial Results Follow—

TODHUNTER INTERNATIONAL, INC.
Statements of Income			Statement of Income
			as a% of
	Three Months		Net Sales
Periods ended June 30,	2003	2002	2003	2002

Net sales	$23,087,731	$25,933,310	100.0%	100.0%
Cost of sales	15,022,995	17,289,143	65.1%	66.7%

Gross profit	8,064,736	8,644,167	34.9%	33.3%
Selling, general and administrative	6,305,257	5,778,418	27.3%	22.3%

Operating income	1,759,479	2,865,749	7.6%	11.1%
Interest expense	(985,150)	(649,550)	-4.3%	-2.5%
Other income, net	398,946	168,014	1.7%	0.6%

Income before income taxes	1,173,275	2,384,213	5.1%	9.2%
Income tax (expense) benefit	719,157	(629,267)	3.1%	-2.4%

Net income	$1,892,432	$1,754,946	8.2%	6.8%

Earnings per common share:
Basic	$0.34	$0.32
Diluted	$0.34	$0.31

Common shares and equivalents outstanding
Basic	5,574,322	5,528,558
Diluted	5,647,923	5,661,247
Shares outstanding at end of period	5,576,234	5,549,234

TODHUNTER INTERNATIONAL, INC.
Statements of Income			Statement of Income
			as a% of
	Nine Months		Net Sales
Periods ended June 30,	2003	2002	2003	2002

Net sales	$65,876,955	$72,744,888	100.0%	100.0%
Cost of sales	44,423,842	49,402,731	67.4%	67.9%

Gross profit	21,453,113	23,342,157	32.6%	32.1%
Selling, general and administrative	17,392,479	15,592,695	26.4%	21.4%

Operating income	4,060,634	7,749,462	6.2%	10.7%
Interest expense	(2,583,583)	(2,070,276)	-3.9%	-2.8%
Other income (expense), net	(467,550)	943,866	-0.7%	1.3%

Income before income taxes	1,009,501	6,623,052	1.5%	9.1%
Income tax (expense) benefit	818,541	(1,652,517)	1.2%	-2.3%

Net income	$1,828,042	$4,970,535	2.8%	6.8%

Earnings per common share:
Basic	$0.33	$0.90
Diluted	$0.32	$0.88

Common shares and equivalents outstanding
Basic	5,572,608	5,518,675
Diluted	5,639,825	5,631,189

Shares outstanding at end of period	5,576,234	5,549,234

TODHUNTER  INTERNATIONAL, INC.

Condensed Consolidated Balance Sheets

			Balance Sheet
			as a% of
			Total Assets
	June 30,	September 30,	June 30,	September 30,
	2003	2002	2003	2002

ASSETS
CURRENT ASSETS
Cash and short-term investments	$17,607,643	$17,343,769	12.48%	12.58%
Receivables	16,418,647	16,202,480	11.64%	11.75%
Inventories	32,442,963	27,854,925	22.99%	20.20%
Other current assets	4,941,106	5,188,602	3.50%	3.76%
Total current assets	71,410,359	66,589,776	50.61%	48.29%

PROPERTY AND EQUIPMENT, net	40,807,245	42,185,217	28.92%	30.60%
OTHER ASSETS	28,869,912	29,107,511	20.46%	21.11%
Total assets	$141,087,516	$137,882,504	100.00%	100.00%

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt	$4,000,000	$4,000,000	2.84%	2.90%
Accounts payable	7,949,135	4,051,379	5.63%	2.94%
Other accrued expenses	3,041,682	3,223,293	2.16%	2.34%
Total current liabilities	14,990,817	11,274,672	10.63%	8.18%

LONG-TERM DEBT, less current maturities	49,900,206	53,017,009	35.37%	38.45%

DEFERRED INCOME TAXES	5,033,250	4,710,000	3.57%	3.42%

OTHER LIABILITIES	2,233,337	1,811,459	1.58%	1.31%

STOCKHOLDERS’ EQUITY	68,929,906	67,069,364	48.86%	48.64%
Total liabilities and stockholders’ equity	$141,087,516	$137,882,504	100.00%	100.00%